SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

          PALM DESERT ART, INC. (formerly Database Technologies, Inc.)
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    238027106
                                 (CUSIP Number)

                      PALM DESERT ART PUBLISHERS, LTD. LLC
                           39-725 Garand Lane, Suite J
                              Palm Desert, CA 92211
                                  760-360-5911
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 22, 1998
             (Date of Event which Required Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G, to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box { }.

Check the following box if a fee is being paid with this statement {X}. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                                Page 1 of 6 Pages


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                                                               Page 2 of 6 pages

CUSIP NO. 238027106

1.   Name of Reporting Person, S.S. or I.R.S. Identification No. Of Above
     Person:

          Palm Desert Art Publishers, Ltd. LLC


2.   Check the Appropriate Box if a member of a Group

     (a) ______ (b) ______

--------------------------------------------------------------------------------

3.   SEC Use Only

     ---------------------------------------------------------------------------


4.   Source Of Funds     00

----------------------------

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     ---------------------------------------------------------------------------


6.   Citizenship or Place of Organization   CALIFORNIA

------------------------------------------------------
Number of           7. Sole Voting Power         20,083,918 SHARES
Shares Bene-
ficially            ------------------------------------------------------------
Owned by Each       8. Shared Voting Power       0 SHARES
Reporting
Person With         ------------------------------------------------------------
                    9. Sole Dispositive          20,083,918 SHARES

                   -------------------------------------------------------------
                   10. Shared Dispositive Power  0 SHARES

--------------------------------------------------------------------------------

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting  Person

          20,083,918 SHARES

--------------------------------------------------------------------------------

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

     ---------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  80.3%

     ---------------------------------------------------------

14.  Type of Reporting Person    OO

     ------------------------------

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                                                               Page 3 of 6 pages

This Schedule 13D (the "Statement") is filed on behalf of Palm Desert Art Publishers, Ltd. LLC, hereinafter referred to as the "Reporting Person". The Reporting Person acquired the shares of Common Stock identified in this Statement upon the closing on April 22, 1998 of an Asset Purchase and Subscription Agreement dated February 5, 1998 between the Reporting Person and the Issuer pursuant to which the Reporting Person sold all of its assets to the Issuer in exchange for 32,763,661 shares of the Issuer's $.001 common stock, of which 20,083,918 shares were delivered to the Reporting Person at closing and the balance of which is to be delivered to the Reporting Person upon the Issuer's holding of a shareholders' meeting to, among other things, authorize a reverse split of Issuer's stock.

ITEM 1. SECURITY AND ISSUER.

          This Statement relates to the Common Stock (the "Common Stock") of Palm Desert Art, Inc. (formerly Database Technologies, Inc.) (the "Issuer"). The Issuer's principal executive offices are located at 39-725 Garand Lane, Suite J, Palm Desert, CA 92211 (formerly located at 20 Commerce Park North, Bedford, NH 03110-6911).


ITEM 2. IDENTITY AND BACKGROUND.

     (a)  The name of the Reporting  Person is Palm Desert Art Publishers,  Ltd.
          LLC.

     (b) The business address of the Reporting Person is 39-725 Garand Lane, Suite J, Palm Desert, CA 92211.

     (c) The Reporting Person is in the business of owning and operating an art framing shop and gallery located at 18727 Ventura Boulevard, Tarzana, California 91356 and operates under the name of Palm Desert Art Publishers, Ltd. LLC.

     (d) The Reporting Person has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a limited liability company organized and existing under the laws of the state of California.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          This Statement relates to the Reporting Person's beneficial ownership of an aggregate of 20,083,918 shares of Issuer's $.001 Common Stock. The Reporting Person acquired the shares of Common Stock identified in this Statement upon the closing on April 22, 1998 of an Asset Purchase and Subscription Agreement dated February 5, 1998 between the Reporting Person and the Issuer pursuant to which the Reporting Person sold all of its assets to the Issuer in exchange for 32,763,661 shares of Issuer's $.001 common stock, of which 20,083,918 shares were delivered to the Reporting Person at closing and the balance of which is to be delivered to the Reporting Person upon the Issuer's holding of a shareholders' meeting to, among other things, authorize a reverse split of Issuer's stock.


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                                                               Page 4 of 6 pages
ITEM 4. PURPOSE OF TRANSACTION.

     On April 22, 1998, in consideration of 32,763,661 shares of its $.001 par value common stock, the Issuer purchased all of the assets of the Reporting Person pursuant to an Asset Purchase and Subscription Agreement dated February 5, 1998.

     Of the total consideration, 20,083,918 shares of the Issuer's common stock were delivered to the Reporting Person at the closing. The remaining 12,679,743 shares are to be delivered to the Reporting Person upon the Issuer's holding of a shareholders' meeting to, among other things, authorize a reverse split of Issuer's stock. With this transaction, the Reporting Person owns approximately 80.3% of the 25,000,000 shares of common stock which has been authorized and issued by the Issuer.

     In connection with this transaction, the Reporting Person, as majority shareholder, has accepted the resignations of Robert A. Boyd and Betty L. Wolfe as officers and directors of the Issuer and has appointed Hugh G. Pike and Jurg Mullhaupt to serve as directors. Mr. Allan S. Wolfe remains as a director of the Issuer. Mr. Pike serves as President and Treasurer of Issuer and Ms. Sandra Mitchell serves as Secretary and Vice President of Marketing.

     In connection with the Asset Purchase and Subscription Agreement, the Issuer, the Reporting Person and Allan S. Wolfe (a shareholder, former officer, director and creditor of the Issuer) concluded on April 22, 1998, an Asset Purchase Agreement dated February 5, 1998, pursuant to which the Issuer agreed to transfer to Wolfe certain software assets of the Issuer together with a promissory note from the Issuer in favor of Wolfe in the amount of $90,000 in exchange for Wolfe's agreement to discharge the Issuer's debt to Wolfe in the amount of $184,000. To induce Wolfe to accept the Issuer's promissory note, the Reporting Person agreed to guaranty payment of the note and to pledge to Wolfe as security for the guaranty all shares of the capital stock of the Issuer which the Reporting Person acquired under the Asset Purchase and Subscription Agreement.

     With respect to the company's change of name, immediately prior to closing the transactions contemplated of the aforementioned transactions among the Issuer, the Reporting Person and Mr. Wolfe, it was discovered that the Issuer's Certificate of Incorporation had lapsed by proclamation of the State of Delaware. The Issuer was able to renew and revive its Certificate of Incorporation, however, it was required to do so using a new corporate name inasmuch as another company had since registered in Delaware under the name "Database Technologies." Accordingly (and in contemplation of the aforementioned transactions), the Issuer renewed and revived its Certificate of Incorporation using the name "Palm Desert Art, Inc." and is presently in good standing in the State of Delaware.

     The Reporting Person is a privately-held  limited  liability  company which publishes on an exclusive basis the artwork of various well-known contemporary artists. It is the Reporting Person's intention, as majority shareholder, to cause the Issuer to acquire privately-owned and operated art framing businesses which businesses will provide art framing services and will display for sale artwork which is presently or which shall become under contract to the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the close of business on April 22, 1998, the Reporting Person owned an aggregate of 20,038,918 shares of Common Stock.

     (b) Holders of the Common Stock are entitled to vote on all matters presented to a vote of shareholders. The Reporting Person has the sole power to vote or direct the vote of and to dispose or direct the disposition of the 20,083,918 shares of Common Stock identified in this Statement.

     (c) From October 22, 1997 through April 22, 1998, the Reporting Person did not engage in any transactions involving the Issuer's Common Stock.

     (d)  Not applicable.

     (e)  Not applicable.





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                                                               Page 5 of 6 pages



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On April 22, 1998, the Reporting Person entered into a Stock Pledge Agreement with Mr. Allan Wolfe pursuant to which the Reporting Person agreed to pledge to Mr. Wolfe all of the shares of the capital stock of the Issuer which the Reporting Person had acquired under the Asset Purchase and Subscription Agreement as security for the Reporting Person's guaranty of the Issuer's Promissory Note in favor of Mr. Wolfe (See Item 4 above).


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Asset Purchase and Subscription Agreement dated February 5, 1998 Asset Purchase Agreement dated February 5, 1998
     Promissory Note dated April 22, 1998
     Guaranty dated April 22, 1998
     Stock Pledge  Agreement  dated April 22, 1998




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                                                               Page 6 of 6 Pages


                                                       SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED: May __, 1998                     Palm Desert Art Publishers Ltd., LLC

                                        By:  ss/Hugh G. Pike
                                             ----------------------------------
                                             Hugh G. Pike, President